Exhibit 99.1

Oatly Group AB Announces Results of 2022 Annual General Meeting

MALMÖ, Sweden, June 16, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Annual General Meeting of shareholders (the “AGM”) held on June 16, 2022.

The AGM adopted, inter alia, the following resolutions:

Adoption of the balance sheet and income statement, disposition regarding the Company’s results and discharge from liability

The AGM adopted the Company’s profit and loss account and the balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

The AGM resolved, in accordance with the board of directors’ proposal, that no dividend was to be distributed for the financial year 2021 and that the Company’s result for the financial year 2021 was to be carried forward.

The AGM also discharged the board of directors and the CEO from liability for the financial year 2021.

Number of members of the board of directors

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, that the number of members of the board of directors shall be twelve (12). One of the members of the board of directors is an employee representative.

Remuneration to the members of the board of directors and the auditor

The AGM resolved, in accordance with the remuneration committee’s proposal, that the fee to each member of the board of directors, who is not employed by the Company or any of its subsidiaries, shall be USD 60,000, that the fee for the chairperson of the audit committee shall be USD 22,500 and that the fee for an ordinary member of the audit committee shall be USD 10,000. The AGM also resolved, in accordance with the remuneration committee’s proposal, that the fee for the chairperson of the remuneration committee shall be USD 22,500, that the fee for an ordinary member of the remuneration committee shall be USD 10,000, that the fee for the chairperson of the nominating and corporate governance committee shall be USD 22,500 and that the fee for an ordinary member of the nominating and corporate governance committee shall be USD 10,000.

The AGM resolved, in accordance with the audit committee’s recommendation, that the auditor fees shall be paid in accordance with approved invoices.

Election of auditor

The AGM resolved, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the end of the next AGM.

Resolution regarding amendments to the articles of association

The AGM resolved, in accordance with the board of directors’ proposal, that the number of shares in the Company shall be no less than 250,000,000 and no more than 1,000,000,000.

Authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The AGM resolved, in accordance with the board of directors’ proposal, to authorize the board of directors, on one or more occasions during the period until the next AGM, to resolve on new issue of shares and/or warrants and/or convertible bonds. Such issues should not entail an increase in the Company’s registered share capital or the number of shares in the Company by more than a total of 20 percent, based on the Company’s registered share capital or number of shares before utilizing the authorization. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

For more detailed information regarding the contents of the resolutions, please refer to the notice to the AGM and the complete proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/agm.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com